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Filed by: IMS Health Incorporated

Filing under Rule 425 under the Securities Act of 1933
Subject Company:  IMS Health Incorporated
Subject Company's Commission File No: 001-14049

Cognizant Technology Solutions Corporation and IMS Health Corporation jointly issued the following press release on January 8, 2003


[IMS LOGO]                              [COGNIZANT TECHNOLOGY
                                        SOLUTIONS CORPORATION LOGO]

                                                       NEWS

                                                       FOR IMMEDIATE RELEASE

Contacts:
Michael Gury                              Brian Maddox/Scot Hoffman
IMS Communications                        Cognizant Comms. (c/o FD Morgen-Walke)
(203) 319-4730                            (212) 850-5600

Darcie Peck                               Gordon Coburn
IMS Investor Relations                    Cognizant Chief Financial Officer
(203) 319-4766                            (201) 678-2712


                     IMS HEALTH COMMENCING OFFER TO EXCHANGE
                   COGNIZANT TECHNOLOGY SOLUTIONS COMMON STOCK
                           FOR OUTSTANDING IMS SHARES

                IMS WILL EXCHANGE 0.309 SHARES OF COGNIZANT STOCK
                           FOR EACH IMS SHARE TENDERED

FAIRFIELD, CT and TEANECK, NJ, January 8, 2003 - IMS Health (NYSE: RX) and Cognizant Technology Solutions (Nasdaq: CTSH) today jointly announced that IMS is commencing its previously announced exchange offer to distribute IMS's majority interest in Cognizant. Through the transaction, IMS will offer to exchange 0.309 shares of its Cognizant common stock for each share of IMS common stock tendered. The exchange ratio represents a premium of approximately 20 percent on the IMS share price, based on today's closing price of $16.64 per IMS share on the NYSE and $64.55 per Cognizant share on the Nasdaq National Market.
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        IMS will accept up to 36,540,129 tendered IMS shares in exchange for up to all of the 11,290,900 Cognizant shares that it now owns. If more than 36,540,129 IMS shares are tendered, IMS will accept those shares on a pro-rata basis under the terms described in the exchange offer.

         In order for the exchange offer to be completed, at least 27,400,000 IMS shares must be tendered. This is equivalent to the exchange of 75 percent of the Cognizant stock owned by IMS.

         IMS believes that the exchange of shares under the offer will generally be tax-free to exchanging stockholders and to IMS under Federal income tax laws.

         The exchange offer is scheduled to expire at 12 midnight EST, on February 6, 2003. IMS shareholders will be receiving an Offering
Circular-Prospectus that provides complete details of the transaction.

         IMS has retained Georgeson Shareholder Communications Inc. as the information agent for the transaction. To obtain copies of Offering Circular-Prospectus and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at (866) 203-1913 (toll-free) in the United States, or (212) 440-9800 from elsewhere.

         Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. have been retained by IMS to serve as financial advisors and joint dealer managers on the transaction. You may contact the joint dealer managers at one of the telephone numbers listed on the last page of the Offering Circular-Prospectus with any questions you may have about the exchange offer.
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IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER

         Investors are urged to read the documents that IMS and Cognizant have filed and will file with the SEC in connection with the exchange offer. These documents contain important terms and conditions about the exchange offer and the potential effect of the exchange offer on the companies and their stockholders. They can be accessed online at the SEC's website (HTTP://WWW.SEC.GOV), as well as in the "Investors" areas on the IMS and Cognizant websites.

ABOUT COGNIZANT TECHNOLOGY SOLUTIONS

         Cognizant Technology Solutions Corp. is a leading provider of custom information technology design, development, integration and maintenance services. Focused on delivering strategic information technology solutions that address the complex business needs of its clients, Cognizant provides applications management, development, systems integration and business process outsourcing services through its onsite/offshore outsourcing model. Cognizant's more than 6,000 employees are committed to partnerships that sustain long-term, proven value for customers by delivering high-quality, cost-effective solutions through its development centers in India and Ireland, and onsite client teams. Cognizant maintains P-CMM and SEI-CMM Level 5 assessments from an independent third-party assessor and was recently ranked as the top information technology company in Forbes' 200 Best Small Companies in America and in BusinessWeek's Hot Growth Companies.
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ABOUT IMS

         Operating in more than 100 countries, IMS Health is the world's leading provider of information solutions to the pharmaceutical and healthcare industries. With $1.3 billion in 2001 revenue and nearly 50 years of industry experience, IMS offers leading-edge business intelligence products and services that are integral to clients' day-to-day operations, including marketing effectiveness solutions for prescription and over-the-counter pharmaceutical products; sales optimization solutions to increase pharmaceutical sales force productivity; and consulting and customized services that turn information into actionable insights. Additional information is available at HTTP://WWW.IMSHEALTH.COM.

                                       ###

THIS PRESS RELEASE INCLUDES CERTAIN FORWARD LOOKING STATEMENTS. ALTHOUGH IMS HEALTH AND COGNIZANT BELIEVE THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THEY CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES FOR IMS HEALTH INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS,
(II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, AND THE ABILITY TO IMPLEMENT COST-CONTAINMENT MEASURES, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, (V) TO THE EXTENT UNFORESEEN CASH NEEDS ARISE, THE ABILITY TO OBTAIN FINANCING ON FAVORABLE TERMS, (VI) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE, AND (VII) UNCERTAINTIES REGARDING THE SATISFACTION OR WAIVER OF THE CONDITIONS TO THE EXCHANGE OFFER, AND THE EFFECTS ON THE EXCHANGE OFFER (AS WELL AS THE EFFECTS ON THE TWO COMPANIES AND ON TENDERING STOCKHOLDERS) OF MARKET CONDITIONS, ECONOMIC CONDITIONS, TAX TREATMENT, REGULATORY AND LEGAL REQUIREMENTS AND THE RESULTS OF NEGOTIATIONS BETWEEN COGNIZANT AND IMS HEALTH.

POTENTIAL RISKS AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO DIFFERENCES FOR COGNIZANT INCLUDE, BUT ARE NOT LIMITED TO: (I) THE SIGNIFICANT FLUCTUATIONS OF COGNIZANT'S QUARTERLY OPERATING RESULTS CAUSED BY A VARIETY OF FACTORS, MANY OF WHICH ARE NOT WITHIN COGNIZANT'S CONTROL, INCLUDING (A) THE NUMBER, TIMING, SCOPE AND CONTRACTUAL TERMS OF APPLICATION DESIGN, DEVELOPMENT AND MAINTENANCE PROJECTS, (B) DELAYS IN THE PERFORMANCE OF PROJECTS, (C) THE ACCURACY OF ESTIMATES OF COSTS, RESOURCES AND TIME TO COMPLETE PROJECTS, (D) SEASONAL PATTERNS OF COGNIZANT'S SERVICES REQUIRED BY CUSTOMERS, (E) LEVELS OF MARKET ACCEPTANCE FOR COGNIZANT'S SERVICES, (F) POTENTIAL ADVERSE IMPACTS OF NEW TAX LEGISLATION, AND (G) THE HIRING OF ADDITIONAL STAFF; (II) CHANGES IN COGNIZANT'S BILLING AND EMPLOYEE UTILIZATION RATES; (III) COGNIZANT'S ABILITY TO MANAGE ITS GROWTH EFFECTIVELY, WHICH WILL REQUIRE COGNIZANT (A) TO INCREASE THE NUMBER OF ITS PERSONNEL, PARTICULARLY SKILLED TECHNICAL, MARKETING AND MANAGEMENT PERSONNEL, (B) TO FIND SUITABLE ACQUISITION CANDIDATES TO SUPPORT GEOGRAPHIC EXPANSION, AND (C) TO CONTINUE TO DEVELOP AND IMPROVE ITS OPERATIONAL, FINANCIAL, COMMUNICATIONS AND OTHER INTERNAL SYSTEMS, IN THE UNITED STATES, INDIA AND EUROPE; (IV) COGNIZANT'S LIMITED OPERATING HISTORY WITH UNAFFILIATED CUSTOMERS; (V) COGNIZANT'S RELIANCE ON KEY CUSTOMERS AND LARGE PROJECTS; (VI) THE HIGHLY COMPETITIVE NATURE OF THE MARKETS FOR COGNIZANT'S SERVICES; (VII) COGNIZANT'S ABILITY TO SUCCESSFULLY ADDRESS THE CONTINUING CHANGES IN INFORMATION TECHNOLOGY, EVOLVING INDUSTRY STANDARDS AND CHANGING CUSTOMER OBJECTIVES AND PREFERENCES; (VIII) COGNIZANT'S RELIANCE ON THE CONTINUED SERVICES OF ITS KEY EXECUTIVE OFFICERS AND LEADING TECHNICAL PERSONNEL;
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(IX) COGNIZANT'S  ABILITY TO ATTRACT AND RETAIN A SUFFICIENT NUMBER OF HIGHLY
SKILLED EMPLOYEES IN THE FUTURE; (X) COGNIZANT'S ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS; (XI) THE CONCENTRATION OF COGNIZANT'S OPERATIONS IN INDIA AND THE RELATED GEO-POLITICAL RISKS OF LOCAL AND CROSS-BORDER CONFLICTS; (XII) TERRORIST ACTIVITY, THE THREAT OF TERRORIST ACTIVITY, AND RESPONSES TO AND RESULTS OF TERRORIST ACTIVITY AND THREATS, INCLUDING, BUT NOT LIMITED TO, EFFECTS, DOMESTICALLY AND/OR INTERNATIONALLY, ON COGNIZANT, ITS PERSONNEL AND FACILITIES, ITS CUSTOMERS AND SUPPLIERS, FINANCIAL MARKETS AND GENERAL ECONOMIC CONDITIONS; (XIII) THE EFFECTS, DOMESTICALLY AND/OR INTERNATIONALLY, ON COGNIZANT, ITS PERSONNEL AND FACILITIES, ITS CUSTOMERS AND SUPPLIERS, FINANCIAL MARKETS AND GENERAL ECONOMIC CONDITIONS ARISING FROM HOSTILITIES INVOLVING THE UNITED STATES IN IRAQ OR ELSEWHERE; (XIV) GENERAL ECONOMIC CONDITIONS; (XV) UNCERTAINTIES AND RISKS DESCRIBED IN COGNIZANT'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE EXCHANGE OFFER REGISTRATION STATEMENT, AND (XVI) UNCERTAINTIES REGARDING THE
SATISFACTION OR WAIVER OF THE CONDITIONS TO THE EXCHANGE OFFER, AND THE EFFECTS ON THE EXCHANGE OFFER (AS WELL AS THE EFFECTS ON THE TWO COMPANIES AND ON TENDERING STOCKHOLDERS) OF MARKET CONDITIONS, ECONOMIC CONDITIONS, TAX TREATMENT, REGULATORY AND LEGAL REQUIREMENTS AND THE RESULTS OF NEGOTIATIONS BETWEEN COGNIZANT AND IMS HEALTH.

SUCH FORWARD-LOOKING STATEMENTS INCLUDE RISKS AND UNCERTAINTIES; CONSEQUENTLY, ACTUAL TRANSACTIONS AND RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED THEREBY. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANIES CAN BE FOUND IN FILINGS OF THE COMPANIES MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.